Kayne Anderson Acquisition Corp.

811 Main Street, 14th Floor

Houston, TX 77002

October 11, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Lisa Krestynick
Staff Attorney
Office of Natural Resources
Division of Corporation Finance

Re:	Kayne Anderson Acquisition Corp.
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
Filed September 28, 2018
File No. 001-38048

Ladies and Gentlemen:

This letter sets forth the responses of Kayne Anderson Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter, dated October 5, 2018 (the “Comment Letter”), with respect to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed by the Company on September 28, 2018 (the “Proxy Statement”). In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 2”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers referenced in the responses refer to page numbers in Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

Our Second A&R Charter will designate the Court of Chancery…, page 73

1.

We note your response to prior comment 2. For purposes of helping shareholders clearly understand the scope of the provision, please revise to disclose how this provision applies to actions arising under the federal securities laws.

Response: We acknowledge the Staff’s comment and have added disclosure on page 74 to discuss how the forum selection provision applies to actions arising under the federal securities laws. We have also revised Section 11.1 of the form of our Second A&R Charter, which is attached to the Proxy Statement as Annex B, to clarify that the forum selection provision will not

Securities and Exchange Commission

October 11, 2018

apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Proposal No. 1—The Business Combination Proposal

KAAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 120

2.

We note your revised disclosure in response to prior comment 8. Please disclose the enterprise value to EBITDA and debt to EBITDA ratios used in the comparable public companies analysis and discuss the conclusion of the KAAC board with respect to this analysis. In that regard, please clarify how the metrics for the comparable public companies compared to the valuation of the company following the business combination.

Response: We acknowledge the Staff’s comment and have added disclosure on page 121 to (i) disclose the range of enterprise value to EBITDA and debt to EBITDA ratios used in the comparable public companies analysis and (ii) clarify how the metrics for the comparable public companies compared to the valuation of the Company following the business combination.

3.

We note your revised disclosure in response to prior comment 9. Please disclose the projected share prices and corresponding years, the enterprise value to EBITDA ratios, and the resulting internal rate of return used in this analysis. In addition, please discuss the conclusion of the KAAC board with respect to this analysis.

Response: We acknowledge the Staff’s comment and have added disclosure on page 121 to disclose the projected share prices and corresponding years, the range of enterprise value to EBITDA ratios, and the resulting internal rate of return used in this analysis.

Unaudited Financial Projections of Alpine High Midstream, page 123

4.

We note your response to prior comment 10 and related revised disclosure but are unable to locate the quantification of the material assumptions underlying your production of, and demand for, natural gas and NGLs. Please revise or advise.

Response: We acknowledge the Staff’s comment and have added disclosure on page 125 regarding the material assumptions with respect to our customers’ production of natural gas and NGLs that were used to develop the volume forecasts for the period between 2019 and 2021. We further respectfully advise the Staff that the management of Alpine High Midstream did not make assumptions regarding local, national or global demand for natural gas and NGLs.

*    *    *    *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours, KAYNE ANDERSON ACQUISITION CORP.

By:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer

Cc:	Kayne Anderson Acquisition Corp.

Robert S. Purgason

Latham & Watkins LLP

Jesse P. Myers

Debbie P. Yee